Cira Centre
2929 Arch Street
Philadelphia, PA 19104-2808
+1 215 994 4000 Main
+1 215 994 2222 Fax
www.dechert.com

JAMES A. LEBOVITZ

james.lebovitz@dechert.com
+1 215 994 2510 Direct
+1 215 655 2510 Fax

October 2, 2015

VIA EDGAR

Jennifer Monick

Assistant Chief Accountant

Office of Real Estate and Commodities

Jorge L. Bonilla

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	HFF, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed February 27, 2015
File No. 001-33280

Dear Ms. Monick and Mr. Bonilla:

On behalf of HFF, Inc. (the “Company”), set forth below is the Company’s response to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on September 15, 2015, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2014, filed February 27 (File No. 001-33280) (the “Form 10-K”). For your convenience, the Staff’s comments are numbered and presented in bold, italicized text below, and each comment is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Loan Servicing Fees, page 31

1.	Please provide us the following information regarding your Mortgage Servicing Rights (MSRs) and revise your disclosure in future filings accordingly:

•	Whether you have any outstanding servicer advances.

Jennifer Monick
Jorge L. Bonilla
October 2, 2015
Page 2

•	Whether you have retained the basic MSR and excess MSR.

•	Tell us the weighted average yield that you have earned on these assets for all periods presented and discuss any significant changes from period to period.

•	Collateral characteristics regarding the underlying pools of loans on a weighted average basis, when applicable, including, but not limited to: UPB, loan type, number of loans, type of interest rate (i.e., adjustable or fixed), coupon rate, age, maturity, loan size, FICO scores, prepayment rates, delinquency rates, recapture rate (if applicable), and information on delinquencies, foreclosures, REO, and bankruptcy.

•	If you have the obligation to fund future servicer advances, discussion of expectations regarding amounts to be funded (if possible, with quantification based on historical experience or other reasonable basis) as well as a discussion of how you intend to source the funding.

By way of background for the Staff, the Company services commercial loans primarily as a third-party servicer. Importantly, the Company does not own the underlying mortgage (except for certain loans that it originates and sells to Freddie Mac, and holds on its balance sheet for a short period of time). The Company performs primary and sub-servicer activities for, among others, (i) life insurance companies, (ii) Freddie Mac, (iii) Fannie Mae, through strategic relationships with several delegated underwriting and servicing lenders, and (iv) commercial mortgage-backed securities originators. The Company is not a master servicer and accordingly does not have advancing obligations for principal and interest payments. Similarly, the Company has no loss sharing obligations relative to its loan servicing portfolio.

The Company’s loan servicing platform is complementary to its core business and not material to the Company’s overall consolidated results. The Company earned $17.0 million, $15.8 million and $14.0 million in servicing fee revenue for the years ended December 31, 2014, 2013 and 2012, respectively. Servicing fee revenue as a percentage of total revenue was approximately 4.0%, 4.4% and 4.9% for the years ended December 31, 2014, 2013 and 2012, respectively.

The Company accepts the Staff’s comments and respectfully submits the following with respect to its Mortgage Servicing Rights (“MSRs”):

•	The Company does not maintain any outstanding servicer advances.

•	In connection with its MSRs, the Company retains basic MSRs. The Company does not retain excess MSRs on the loans that it services.

Jennifer Monick
Jorge L. Bonilla
October 2, 2015
Page 3

•	The Company obtains its MSRs without the payment or exchange of any consideration. As a result, the Company does not earn a yield on MSR assets for any periods presented in the Form 10-K.

•	The Company believes that the disclosure of the collateral characteristics of the underlying pool of loans related to the Company’s MSRs is not relevant because, as previously described, the Company (i) is not a master servicer, (ii) has no advancing obligations for principal and interest and (iii) has no loss sharing obligations relative to its loan servicing portfolio. In addition, the Company respectfully submits that servicing fees represent an immaterial portion of the Company’s revenue.

The Company further notes that it is not industry practice to include detailed collateral characteristics regarding the underlying pools of loans for third-party commercial loan servicing activities. Members of the Company’s peer group of publicly-traded real estate services companies with business lines reasonably comparable to the Company omit such collateral characteristics when disclosing information regarding MSRs.

For the above reasons, the Company respectfully requests that it should not be required to revise its future disclosures with respect to such characteristics of the pools of loans underlying its MSRs.

•	As a third-party servicer, the Company does not incur an obligation to fund loans. The Company respectfully submits that under the obligations assumed in connection with its MSRs, the Company is not required to fund any future servicer advances and as a result, the Company has not made provision for any amounts to be funded in respect of such advances.

Jennifer Monick
Jorge L. Bonilla
October 2, 2015
Page 4

Note 2. Summary of Significant Accounting Policies

Firm and Office Profit Participation Plans, page 62

2.	Please tell us how you determined it was appropriate to record incentive compensation prior to the grant date of the stock. Please clarify for us when the employee begins to benefit from, or be adversely affected by, subsequent changes in the price of the stock. Please refer to ASC 718-10.

The Company accepts the Staff’s comments and respectfully submits that it has applied the guidance set forth in ASC 718-10-55-108 to determine that it was appropriate to record incentive compensation prior to the grant date of the Company’s stock.

ASC 718-10-35-6 sets out that the service inception date is the beginning of the requisite service period for purposes of recording incentive compensation. “If the service inception date precedes the grant date … accrual of compensation cost for periods before the grant date shall be based on the fair value of the award at the reporting date.” ASC 718-10-55-108 distinguishes between the service inception date and grant date. “The service inception date is the date at which the requisite service period begins. The service inception date usually is the grant date,” but the service inception date will precede the grant date if the circumstances of the award meet all of the following criteria:

a. An award is authorized. (Compensation cost would not be recognized before receiving all necessary approvals unless approval is essentially a formality [or perfunctory].)

b. Service begins before a mutual understanding of the key terms and conditions of a share-based payment award is reached.

c. Either of the following conditions applies:

1. The award’s terms do not include a substantive future requisite service condition that exists at the grant date ….

2. The award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following the inception of the arrangement results in forfeiture of the award ….

Under the specific terms of the Company’s office and firm profit participation plans (set out in greater detail on pages 32 and 46 of the Form 10-K), the board of directors has approved the office and firm profit participation plans, authorizing the award of stock-based compensation in accordance with ASC 718-10-55-108(a).

Jennifer Monick
Jorge L. Bonilla
October 2, 2015
Page 5

In satisfaction of the second condition of ASC 718-10-55-108, the employee’s service has commenced prior to a mutual understanding of the key terms and conditions for the share-based award as the number of shares granted to each individual employee is determined on the grant date based on the grant date share price. Though the dollar amount of the total awards under the office and firm profit participation plans is fixed based on the performance of the individual office and firm performance overall, the number of shares cannot be determined prior to the grant date.

Finally, the awards made under the office and firm profit participation plans are based upon the operating performance of the employee’s office and the Company overall, respectively. If the relevant performance thresholds are not met during the performance period, the award is not earned and therefore forfeited prior to the grant date, and as such, the Company’s share-based incentive awards also satisfy the third condition of ASC 718-10-55-108.

The Company further submits that, consistent with the foregoing description, an employee begins to benefit from, or is adversely affected by, subsequent changes in the price of the Company’s stock upon the grant of stock on the grant date.

* * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s Annual Report on Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Annual Report on Form 10-K;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * *

Jennifer Monick
Jorge L. Bonilla
October 2, 2015
Page 6

If you have any questions or if you require additional information, please do not hesitate to contact me at (215) 994-2510.

Sincerely,

/s/ James A. Lebovitz
James A. Lebovitz

cc:	Mark D. Gibson, Chief Executive Officer
Gregory R. Conley, Chief Financial Officer
Nancy O. Goodson, Chief Operating Officer
HFF, Inc.